

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2015

Dliar Adam Merza
Chief Executive Officer
Ziwira, Inc.
445 Park Avenue, 9th Floor
New York, NY 10022

> **Re:** **Ziwira, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 17, 2015**
> **File No. 333-203471**

Dear Mr. Merza:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Refer to Securities Act Rule 405. It appears that you are a shell company based on your limited operations and lack of assets. Please revise your disclosure on the cover page and throughout as appropriate, including your discussion of Rule 144 on page 37, to indicate that you are a shell company, or advise.

Facing Page

2. Refer to footnote (3) below the fee table. Please cite to the provisions of Securities Act Rule 457 upon which you rely, in accordance with Form S-1. In addition, please reconcile the per share price in the last paragraph below the fee table with the per share price in the fee table.

Cover Page

3.   Given that yours is a best efforts, no minimum offering, please revise the first paragraph, and elsewhere as appropriate, to eliminate references to the $7,000,000 "aggregate offering price" since the sale of all the shares offered is not assured. Similarly, it appears that you should remove references to the net amount from the cover page.

4.   Please identify the names of the persons who will be selling the shares on behalf of the company.

Summary of Prospectus, page 4

5.   Consistent with your disclosures elsewhere, please disclose in this section that you plan to initially market to users in the Middle East and the United States.

General Information about Our Company, page 4

6.   Please disclose your telephone number. Refer to Item 503(b) of Regulation S-K.

The Offering, page 5

7.   Please revise your discussion of net proceeds to the company to reflect the range of possible outcomes if, for example, 10%, 25%, 75% and 100% of the shares are sold. In addition, please deduct the approximate costs associated with the offering, which total more than $47,000 as reflected on page 43, when referring to the net amount.

Risk Factors, page 7

8.   Given your cover page disclosure that the subscription funds will not be held in escrow, please tell us what consideration you gave to providing appropriate risk factor disclosure.

Our independent auditors have expressed substantial doubt…, page 8

9.   Please expand your disclosure to include the risks from a higher cost of debt as a result of your going concern limitation.

Our Officer and Directors have limited public company experience…, page 8

10.   You disclose in this risk factor that there are no potential conflicts and that you do not believe there will be future conflicts of interest related to your officers and directors. We note, however, that Mr. Haddad holds positions at various other companies, including UAE Dubai Oil Company. According to your website, oil and gas companies are potential affiliates. Please revise this risk factor and your discussion under the caption

"Conflicts of Interest" on page 35 to disclose any potential conflicts as well as any procedures you have in place to address conflicts.

Because our common stock is not registered…, page 14

11.   Please disclose the inapplicability of the third-party tender offer rules and short-swing trading rules for companies with reporting obligations under Exchange Act Section 15(d).

Use of Proceeds, page 16

12.   This section requires significant revision. Please revise the initial paragraph and the table so that references to "net proceeds" refer consistently to proceeds net of the costs associated with the offering as reflected on page 43. In this regard, the table should include a line item for offering costs. In addition, the presentation should be revised to present the range of possible outcome, including the possibility that 100% of the shares are sold, in a single table.

13.   Given that you are not required to sell any specific dollar amount of securities, please include in your table at the bottom of page 16 how you expect to disburse net proceeds if you sell 10% of the total offering amount. Also expand the information beginning on page 17 to disclose dilution when selling 10% of the proceeds.

Description of Our Business, page 22

14.   The description of your business appears to be inconsistent with the disclosure in the Corporate Profile and other portions of your website. For example, we note claims on your website that you cater to businesses, government organizations, small and medium enterprises, and consumers. We also note reference to specific features of your website, such as the ability of sellers to use user-tracking reports. In addition, you claim that you:
   - are the largest online marketplace connecting buyers and suppliers in a hard-to-reach market;
   - have monthly traffic of millions of visitors; and
   - have five monthly magazines on general environmental news, children, wildlife, fashion and lifestyle, and food.

   Please provide support for these claims and revise your document to provide consistent disclosure or revise your claims and statements as applicable.

Government Approval and Government Industry Regulation, page 24

15.   In light of your risk factor discussion on page 12 addressing international law and the risks of operating your business in the Middle East, please tell us what consideration you gave to discussing specific government approvals and regulations that you believe could impact your business plans to distribute your planned products in the Middle East.

Employees and Employment Agreements, page 24

16.   Please disclose the number of hours that Messrs. Merza and Haddad will devote to your business on a weekly basis. Consider expanding an existing, or including a separate, risk factor to highlight the risk relating to their limited time commitment, particularly in light of the numerous positions currently held by Mr. Haddad, as disclosed on page 34.

Description of Property, page 25

17.   You disclose on your website that you are headquartered in Dubai. Please advise or revise your disclosure, including the disclosure on page 28, and file any related material agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 28

18.   Please file the two agreements entered into in February 2015 or tell us why they are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Plan of Operations, page 29

19.   Please tell us the objective basis for your statement that "[o]perating revenues are expected to be significant in fiscal year 2016…."   Alternatively, consider removing this statement.

Liquidity and Capital Resources, page 30

20.   You state both that "[m]anagement believes that its revenue stream will be sufficient to fund its operations over the next twelve months" (page 22) and that "[w]e expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business…" (emphasis added). Please reconcile. Include appropriate risk factor disclosure as warranted.

Exhibits, page 45

21.   It appears from your disclosure in the Description of Securities that you amended the Articles of Incorporation; however, you have not filed an amendment as an exhibit to the registration statement. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3457 with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Kenneth Bart, Esq.
        Bart and Associates LLC